

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

Quinn P. Fanning
Chief Financial Officer
Tidewater Inc.
601 Poydras St., Suite 1500
New Orleans, Louisiana 70130

> **Re: Tidewater Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed on May 28, 2015**
> **File No. 001-06311**

Dear Mr. Fanning:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Long Lived Assets, page 75

1. Your goodwill-related disclosures on page F-12 and F-57 indicate the impairment charge recognized in 2015 was attributed to (1) the rapid and significant decline in crude oil and natural gas prices; and (2) the expected short to intermediate term effect that the downturn might have on levels of exploration and production activity, and the likely negative effect such conditions had on average day rates and utilization levels of your vessels. In this regard, please tell us how you considered the less favorable average day rates, utilization levels and the significant deterioration in your market capitalization from March 31, 2014 to March 31, 2015, in assessing whether the carrying value of your vessels groups, including your stacked vessels and vessels withdrawn from service, may not be recoverable pursuant to ASC 360-10-35-21. Please be specific in your response. If such factors were not considered by management as impairment indicators, please explain why. As part of your response, please tell us whether the carrying value of any of your vessels exceeded their charter-free market

value at March 31, 2015. If so, please expand your impairment of long-lived assets critical accounting policy to disclose the number of vessels whose carrying value exceeds their charter-free market value and the aggregate amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief